Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                                malattyco@aol.com





                                January 30, 2014



Mr. Steve Lo
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:      Golden Dragon Holding Co.
         Form 8-K
         Filed January 27, 2014
         File No. 000-27055

Dear Mr. Lo:

         We are in receipt of your letter dated January 29, 2014. We respond to your comments as follows.

         COMMENT No. 1: Please amend your report to disclose the following information:

          o In addition to the period from inception (January 1, 2011) to December 31, 2012, also state whether your former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification including the explanatory language about the company's ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K.

          o Revise section (c) of paragraph 1 to state whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Mr. Steve Lo
Staff Accountant
Securities and Exchange Commission
January 30, 2014
Page 2


         RESPONSE:  We  have   amended  the  filing  to  include  the  requested
information.

         COMMENT No. 2: Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

         RESPONSE: We have obtained an updated Exhibit 16 letter from the former accountant which states that the accountant agrees with the statements made in the amended Form 8-K.

         The company will file a Tandy letter by separate filing.

         We believe this response along with the amended Form 8-K filing and the Tandy letter adequately address your comments and questions. Please let me know if you have any questions.

                                               Sincerely,

					       /s/ Michael A. Littman

                                               Michael A. Littman

MAL:jb